Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:

333 Bloor Street East

Toronto, Ontario

M4W 1G9

Item 2	Date of Material Change

February 5, 2018

Item 3	News Release

A news release was issued through CNW Group on February 5, 2018.

Item 4	Summary of Material Change

On February 5, 2018, RCI priced a US$750 million underwritten public offering of 4.300% senior notes due 2048 (the “debt securities”).

Item 5.1	Full Description of Material Change

The net proceeds from the issuance of the debt securities will be approximately US$737 million and are expected to be used for general corporate purposes, which may include the repayment at maturity of outstanding commercial paper under RCI’s US commercial paper program. The sale of the debt securities closed on February 8, 2018. The debt securities were issued by RCI and guaranteed by its wholly-owned subsidiary, Rogers Communications Canada Inc.

The debt securities were issued pursuant to a prospectus supplement and accompanying prospectus filed with the U.S. Securities and Exchange Commission as part of an effective shelf registration statement on Form F-10.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Glenn Brandt, Senior Vice President, Corporate Development and Treasury, at (416) 935-3571.

Item 9	Date of Report

February 9, 2018